                          GERDAU AMERISTEEL CORPORATION
                              Hopkins Street South
                                 Whitby, Ontario
                                     L1N 5T1

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                                   MAY 6, 2004

         NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Gerdau Ameristeel Corporation will be held at the Westin Harbour Castle, One Harbour Square, Toronto, Canada on THURSDAY, MAY 6, 2004, AT 10:00 A.M., TORONTO TIME, for the following purposes:

         a) to receive the consolidated financial statements of Gerdau Ameristeel Corporation and its subsidiary companies for the financial year ended December 31, 2003 together with the report of the auditors thereon;

         b)       to elect nine directors for the ensuing year;

         c) to appoint auditors and to authorize the directors to fix their remuneration; and

         d) to transact such further and other business as may properly come before the meeting or any adjournments thereof.

DATED at Toronto the 25th day of March, 2004.

                                              BY ORDER OF THE BOARD OF DIRECTORS

                                              TOM J. LANDA
                                              Vice President, Finance, Chief
                                              Financial Officer and Secretary

         If you are unable to attend the meeting in person, you are requested to date, sign and return the enclosed form of proxy in the envelope provided for that purpose.

         THE BOARD OF DIRECTORS HAS, BY RESOLUTION, FIXED 5:00 PM, TORONTO TIME, ON TUESDAY, MAY 4, 2004, OR SUCH OTHER TIME THAT IS 48 HOURS (EXCLUDING SATURDAYS AND HOLIDAYS) PRECEDING THE TIME OF THE MEETING OR ANY ADJOURNMENTS THEREOF AS THE TIME BEFORE WHICH PROXIES TO BE USED OR ACTED UPON AT THE MEETING OR ANY ADJOURNMENTS THEREOF MUST BE DEPOSITED WITH, OR IF MAILED MUST BE RECEIVED BY, CIBC MELLON TRUST COMPANY OF 200 QUEEN'S QUAY EAST, UNIT 6, TORONTO, ONTARIO, M5A 4K9.

                         MANAGEMENT INFORMATION CIRCULAR

                             SOLICITATION OF PROXIES

                  The information contained in this management information circular is furnished in connection with the solicitation of proxies to be used at the annual meeting of shareholders of Gerdau Ameristeel Corporation ("Gerdau Ameristeel" or the "Corporation") to be held on May 6, 2004 (the "meeting"), and at all adjournments of the meeting, for the purposes set forth in the accompanying notice of meeting. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by employees of the Corporation. THE SOLICITATION OF PROXIES BY THIS CIRCULAR IS BEING MADE BY OR ON BEHALF OF THE MANAGEMENT OF THE CORPORATION and the total cost of the solicitation will be borne by the Corporation. The information contained in this circular is given as at March 25, 2004, except where otherwise noted.

                  In this management information circular: "$" and "dollars" refer to U.S. dollars; and "Cdn$" refers to Canadian dollars.

                             APPOINTMENT OF PROXIES

                  The persons named in the enclosed form of proxy are senior officers of the Corporation. Each shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him/her on his/her behalf at the meeting other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the specified persons and inserting the name of the shareholder's nominee in the space provided or by completing another appropriate form of proxy in proper form and, in either case, by depositing it with CIBC Mellon Trust Company, 200 Queen's Quay East, Unit 6, Toronto, Ontario, M5A 4K9 by 5:00 p.m. Toronto time, on Tuesday, May 4, 2004 or such other time that is not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the meeting or any adjournment thereof.

NON-REGISTERED HOLDERS

                  Only registered holders of common shares of the Corporation, or the persons they appoint as their proxies, are permitted to attend and vote at the meeting. However, in many cases, common shares of the Corporation beneficially owned by a holder (a "Non-Registered Holder") are registered either:

         (b) in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered Rasps, RRIFs, RESPs and similar plans; or

         (c) in the name of a clearing agency or depository (such as The Canadian Depository for Securities Limited or "CDS") of which the Intermediary is a participant.

                  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the notice of meeting, this management information circular, the form of proxy, and the 2003 annual report (collectively, the "meeting materials") to CDS and the Intermediaries for onward distribution to Non-Registered Holders.

                  Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Non-Registered Holders who have not waived the right to receive meeting materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

A. Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the meeting materials, a voting instruction form. If the Non-Registered Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the Holder's behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. Voting instruction forms sent by ADP IC permit the completion of the voting instruction form by telephone or through the Internet at www.proxyvotecanada.com. If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on the Holder's behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the Non-Registered Holder.

or

B. Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the meeting materials, a form of proxy that has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. If the Non-Registered Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the Holder's behalf), the Non-Registered Holder must complete the form of proxy and deposit it with CIBC Mellon Trust Company at their principal offices as described above. If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on the Holder's behalf), the Non-Registered Holder must strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided.

                  The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. IN EITHER CASE, NON-REGISTERED HOLDERS SHOULD CAREFULLY FOLLOW THE INSTRUCTIONS ON THE FORMS THEY RECEIVE AND CONTACT THEIR INTERMEDIARIES PROMPTLY IF THEY NEED ASSISTANCE.

REVOCATION OF PROXY

                  A shareholder executing the enclosed form of proxy may revoke it at any time before it has been exercised. The Business Corporations Act (Ontario) sets out a procedure for revoking proxies by depositing an instrument in writing to that effect with the Corporation or the Chairman of the meeting prior to its exercise.

                  A registered shareholder who has given a proxy may revoke the proxy by:

         (a) completing and signing a proxy bearing a later date and depositing it with CIBC Mellon Trust Company as described above; or

         (b) depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing: (i) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournment of the meeting, at which the proxy is to be used, or (ii) with the Chairman of the meeting on the day of the meeting or any adjournment of the meeting; or

         (c)      in any other manner permitted by law.

                  A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the meeting.

                                VOTING OF PROXIES

                  The management representatives designated in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. IN THE ABSENCE OF SUCH DIRECTION, SUCH SHARES WILL BE VOTED BY THE MANAGEMENT REPRESENTATIVES FOR THE ELECTION OF DIRECTORS AND FOR THE APPOINTMENT OF AUDITORS, AS INDICATED UNDER THOSE HEADINGS IN THIS CIRCULAR. THE ENCLOSED FORM OF PROXY, WHEN PROPERLY EXECUTED, CONFERS DISCRETIONARY AUTHORITY UPON THE MANAGEMENT REPRESENTATIVES DESIGNATED IN THE FORM OF PROXY WITH RESPECT TO AMENDMENTS TO OR VARIATIONS OF MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING. At the date of this management information circular, the management of the Corporation is not aware of any amendments, variations or other matters to come before the meeting other than the matters referred to in the foregoing notice of meeting.

                   VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

                  The share capital of the Corporation consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. Holders of common shares of record at the close of business on March 26, 2004 (the "record date"), will be entitled to vote at the meeting except to the extent that a person has transferred any shares of the Corporation after that date and the new holder of such shares establishes proper ownership and requests not later than ten days before the meeting to be included in the list of shareholders eligible to vote at the meeting. As of the record date, 198,196,559 common shares and no preferred shares were outstanding. Holders of common shares are entitled to one vote for each share held.

                  To the knowledge of the directors and officers of the Corporation, there is no beneficial owner or person or company who exercises control or direction over more than 10% of the outstanding voting rights attaching to any class of outstanding voting securities of the Corporation except as follows. The Gerdau family, indirectly, controls Metalurgica Gerdau S.A. holding, collectively, 74.04% of the voting capital and 25.18% of the total capital and Metalurgica Gerdau S.A. and its controlled companies hold 83.35% of the voting capital of Gerdau S.A. Gerdau S.A. indirectly owns a total of 135,954,900 common shares or 68.60% of the issued and outstanding common shares of the Corporation. The majority shareholder of Gerdau Ameristeel does not have different voting rights than other security holders.

                     MATTERS TO BE CONSIDERED AT THE MEETING

ELECTION OF DIRECTORS

                  The board of directors is elected annually and may consist of not fewer than the minimum and not more than the maximum number of directors as provided in the articles. The number of directors has been set at nine members.

                  Unless authority to vote is withheld, common shares represented by proxies properly executed in favour of the persons designated in the printed portion of the enclosed form of proxy will be voted for the election of the nominees named below, all of whom are now directors. Management of Gerdau Ameristeel has no reason to believe that any of the nominees will be unable to service as a director but, if that should occur for any reason prior to the meeting, it is intended that discretionary authority shall be exercised by the persons designated in the printed portion of the enclosed form of proxy to vote the proxy for the election of any other nominee or nominees of management. Each director elected at the meeting will hold office until the next annual meeting of shareholders or until his successor is elected or appointed, unless his office is earlier vacated.

INFORMATION CONCERNING NOMINEES AS DIRECTORS

                  The following table and the notes thereto set forth the names of the persons proposed to be nominated for election as directors, their present principal occupations, all positions and offices with Gerdau Ameristeel and its significant affiliates at present held by them, the year in which they were first elected as directors of Gerdau Ameristeel or a predecessor corporation and the approximate number of shares of Gerdau Ameristeel that they have advised the Corporation are beneficially owned by them or over which they exercise control or direction:

                                                                                                 YEAR FIRST
      NAME, MUNICIPALITY OF RESIDENCE AND                                                         BECAME A       COMMON
      POSITION(S) WITH GERDAU AMERISTEEL                    PRESENT PRINCIPAL OCCUPATION          DIRECTOR     SHARES HELD
      -----------------------------------                   ----------------------------         ----------    -----------
Phillip E. Casey(3)(7).............................      Director, Chief Executive Officer          2002        8,469,091
Director, Chief Executive Officer and                    and President of the Corporation
President
Tampa, Florida, U.S.

Kenneth W. Harrigan(1)(4)(6).......................      Chairman, K.W. Harrigan Consultants        1994            1,000
Director                                                 (business consultant)
Oakville, Ontario, Canada.

Joseph J. Heffernan(1)(3)(6).......................      Chairman, Rothmans Inc.                    1996            5,200
Director                                                 (tobacco manufacturer)
Toronto, Ontario, Canada

Jorge Gerdau Johannpeter(2)........................      Director and Chairman of the               2002               --
Director and Chairman of the Board                       Board of Directors of Gerdau S.A.
of Directors
Porto Alegre, Rio Grande do Sul, Brazil

Frederico C. Gerdau Johannpeter(2).................      Vice President of Gerdau S.A.              2002               --
Director
Porto Alegre, Rio Grande do Sul, Brazil

Andre Bier Johannpeter(2)(7).......................      Director and Vice President of             2002               --
Director and Vice President of Business                  Business Development
Development, Tampa, Florida, U.S.

J. Spencer Lanthier(1)(4)..........................      Corporate Director                         2000           10,043
Director
Toronto, Ontario, Canada

Arthur Scace(1)(4)(5)..............................      Counsel, McCarthy Tetrault LLP,            2003           10,000
Nominee Director                                         Law Firm
Toronto, Ontario, Canada

Dr. Michael D. Sopko(1)(6)(7)......................      Corporate Director                         1997            1,000
Director
Oakville, Ontario, Canada

----------------
         (1) Independent director (as defined below in the section entitled "Statement of Corporate Governance Practices").

         (2) The Gerdau family, indirectly, controls Metalurgica Gerdau S.A. holding, collectively, 74.04% of the voting capital and 25.18% of the total capital and Metalurgica Gerdau S.A. and its controlled companies hold 83.35% of the voting capital of Gerdau S.A. Gerdau S.A. owns approximately 68.60% of Gerdau Ameristeel.

         (3) Mr. Phillip Casey owns 2,987,928 common shares directly and the remaining 5,481,163 common shares are held indirectly. Mr. Joseph Heffernan owns 5,000 common shares directly and the remaining 200 common shares are held indirectly.

         (4) Messrs. Harrigan, Lanthier and Scace are current members of the Corporation's Audit Committee.

         (5) Messrs. Heffernan and Scace are current members of the Corporate Governance Committee.

         (6) Messrs. Harrigan, Heffernan and Sopko are current members of the Human Resources Committee.

         (7) Messrs. Casey, Andre Bier Johannpeter and Sopko are current members of the Safety, Health and Environmental Committee.

                  PHILLIP E. CASEY was Chief Executive Officer and a director of AmeriSteel Corporation from June 1994 and President of AmeriSteel Corporation from September 1999. Mr. Casey was Chairman of the Board of AmeriSteel Corporation from June 1994 until September 1999. He became a director and was appointed Chief Executive Officer and President of Gerdau Ameristeel in October, 2002.

                  KENNETH W. HARRIGAN has been a director of Gerdau Ameristeel since 1994. Mr. Harrigan is also Chairman of K.W. Harrigan Consultants and a director of a number of other Canadian public companies. Prior to that, he was Chairman and Chief Executive Officer of and consultant to Ford Motor Company of Canada, Limited.

                  JOSEPH J. HEFFERNAN has been a director of Gerdau Ameristeel since 1996. He was Vice-Chairman of Gerdau Ameristeel from 1999 until October 2002. Mr. Heffernan is also Chairman of Rothmans Inc., Chairman of Clairvest Group Inc. and a director of other Canadian companies.

                  JORGE GERDAU JOHANNPETER has been working for the Gerdau companies since 1954. Mr. Johannpeter became an Executive Officer of Gerdau S.A. in 1973 and was appointed President in 1983. Mr. Johannpeter became a director and was appointed Chairman of the Board of Directors of Gerdau Ameristeel in October 2002. He received a degree in Law from the Federal University of Rio Grande do Sul, Brazil.

                  FREDERICO C. GERDAU JOHANNPETER has worked for the Gerdau companies since 1961. Mr. Johannpeter became an Executive Officer of Gerdau S.A. in 1973 and was appointed Vice President of Gerdau S.A. in 1983. Mr. Johannpeter became a director of Gerdau Ameristeel in October 2002. He received a degree in Business Administration from the Federal University of Rio Grande do Sul, Brazil.

                  ANDRE BIER JOHANNPETER has been working for the Gerdau companies since 1980. Mr. Johannpeter became an Executive Officer of Gerdau S.A. in 1989. In 1998, Mr. Johannpeter was appointed Director of Information Systems of Gerdau S.A. and in 1999 became Director of New Business Development of Gerdau S.A. and in 2002 he was appointed Vice President, North American Operations of Gerdau S.A. Mr. Johannpeter became a director and was appointed Vice-President, Chief Operating Officer of Gerdau Ameristeel, Canadian Operations in October 2002 and was appointed Vice President, Business Development of Gerdau Ameristeel in November 2003. He received a degree in Business Management from the Catholic Pontiff University of Rio Grande do Sul, Brazil.

                  J. SPENCER LANTHIER has been a director of Gerdau Ameristeel since 2000. Mr. Lanthier is also a director of TSX Group Inc. and The Bank of Canada and a director of a number of other Canadian public companies.

                  ARTHUR SCACE has been a director of Gerdau Ameristeel since 2003. Mr. Scace is a Partner of McCarthy Tetrault LLP, a Canadian law firm, and is the former national chairman and managing partner of the firm. He is a director of several corporations, including the Bank of Nova Scotia. Mr. Scace is a Rhodes Scholar with degrees from the University of Toronto, Harvard University and Oxford University.

                  DR. MICHAEL D. SOPKO has been a director of Gerdau Ameristeel since 1997. Dr. Sopko is also a director of The Toronto-Dominion Bank.

                  Messrs. Jorge and Frederico Johannpeter are brothers. Andre Bier Johannpeter is the son of Jorge Johannpeter. None of the other directors are related to one another.

                  The Gerdau Ameristeel board of directors is always open to the consideration of qualified individuals who could become future members of the board. Whenever an appropriate candidate is presented to the board, the board will consider modifying its composition accordingly, in order to serve the best interests of the Corporation.

APPOINTMENT OF AUDITORS

                  Common shares represented by proxies properly executed in favour of management which are not directed to be withheld from voting in respect of the appointment of auditors will be voted for the reappointment of PricewaterhouseCoopers LLP as auditors of Gerdau Ameristeel and to authorize the directors to fix the auditors' remuneration. PricewaterhouseCoopers LLP was first appointed as auditors of Gerdau Ameristeel in 2002, and before that served as the auditors of Co-Steel for more than five years.

FEES PAID TO EXTERNAL AUDITORS

                  PricewaterhouseCoopers LLP billed the Corporation for the following fees in the last two fiscal years:

                                                2002           2003
Fees for Audit Services                      $  630,000    $ 1,057,000

Fees for Audit-related Services              $  117,000    $   100,000

Fees for Tax Services                        $  150,000    $   277,000

All Other Fees                                  nil            nil

                  Audit fees for 2003 and 2002 were for professional services rendered for the audits of the consolidated financial statements of the Corporation, quarterly reviews of the consolidated financial statements included in our quarterly filings, consents, comfort letters, registration statements and private offerings, and statutory audits of subsidiary financial statements. Audit related fees for 2003 and 2002 were employee benefit plan audits and consulting on accounting standards and transactions. Tax fees for 2003 and 2002 were for services related to tax compliance, assistance with tax audits and inquiries and tax planning services.

PRE-APPROVAL POLICIES AND PROCEDURES

                  All 2003 fees were approved in advance by the Audit Committee.

                  Of the fees reported in this management information circular for 2003, none of the fees billed by PricewaterhouseCoopers LLP were approved by the Audit Committee of the board of directors of Gerdau Ameristeel pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

                  COMPOSITION OF THE HUMAN RESOURCES COMMITTEE

                  The following individuals served as the members of the committee responsible for executive compensation matters (the "Human Resources Committee") during the fiscal year ended December 31, 2003:

         -        Joseph J. Heffernan (May 6, 2003 to the present)

         -        Dr. Michael Sopko (Chair) (October 25, 2002 to the present)

         -        Lionel Schipper (January 1, 2002 to May 6, 2003)

         -        Kenneth Harrigan (October 25, 2002 to the present)

                  None of the members of the Human Resources Committee is or was an officer, employee or former officer or employee of the Corporation or any of its affiliates or is eligible to participate in the Corporation's Annual Incentive Plan, Long-Term Incentive Plan or Executive Share Purchase Plan.

           HUMAN RESOURCES COMMITTEE REPORT ON EXECUTIVE COMPENSATION

                  The Corporation's Executive Compensation Program is overseen by the Human Resources Committee of the board of directors. In this regard, the Committee is responsible for reviewing, determining and recommending to the board for final approval the annual salary, bonus and other compensation levels of the executive officers of the Corporation. In addition, the Committee is also charged with reviewing management recommendations with regard to hirings, transfers and promotions, and overseeing pension arrangements for all employees. The current members of the Committee are Dr. Michael Sopko (Chair), Mr. Joseph
J. Heffernan and Mr. Kenneth Harrigan. The Committee met 5 times during 2003.

COMPENSATION ELEMENTS AND DETERMINATION PROCESS

                  Direct compensation for executive officers of the Corporation consists of three elements: a fixed base salary, annual incentives and long-term incentives, each of which is described in more detail below. In reviewing and determining executive compensation, the Committee examines each component individually as well as total compensation as a whole.

                  Recommendations from management are submitted to the Committee for consideration for the Named Executive Officers (and other management employees) other than the President and Chief Executive Officer. Compensation levels for the President and Chief Executive Officer are determined solely by the Committee. As an aid to its assessment, the Committee uses third-party competitive data and advice from independent compensation consultants.

BASE SALARIES

                  Base salaries are initially determined with reference to the responsibilities of the position, the experience of the incumbent and the competitive marketplace for executive talent. External competitiveness of each executive officer is measured by reviewing compensation levels for positions with comparable responsibilities across a broad-based group of industrial companies. This reference data is representative of the marketplace for senior executive talent of each position under consideration. Base salaries are targeted, over time, to be competitive with those of this comparator group. Salary levels are reviewed annually and adjustments may be made, if warranted, after evaluation of executive officer and Corporation performance, salary increase trends in the marketplace, current salary competitive positioning and any increase in responsibilities assumed by the executive officer.

ANNUAL INCENTIVES

                  The Committee believes that the annual incentive compensation levels of executive officers should be tied, in part, to the performance of the Corporation. Design of a new short-term incentive plan began in 2003 and was implemented on January 1, 2004. The new plan design rewards executives for overall company ROCE (Return on Capital Employed) results versus planned results established at the beginning of the year. The plan also rewards executives for their achievement against individual goals established at the beginning of the year. 66% of their reward is based on the ROCE results and the other 33% is based on their individual performance results.

LONG-TERM INCENTIVES

                  The Committee considers long-term incentives to be an essential component of executive compensation to ensure a proper balance between short- and long-term considerations in the enhancement of shareholder value. Design of a new long-term incentive has begun in 2004 and will be implemented by the end of 2004.

EXECUTIVE SHARE PURCHASE PLAN

                  The Committee has terminated the Corporation's Executive Share Purchase Plan.

CHIEF EXECUTIVE OFFICER COMPENSATION

                  Mr. Phillip Casey became Chief Executive Officer of the Corporation on October 23, 2002. As Chief Executive Officer of the Corporation in 2003, Mr. Phillip Casey received an annual base salary in 2003 of $369,450 and a bonus in 2003 of $112,554. This salary is in the middle range of compensation for a broad sample of North American industrial companies.

                  Mr. Philip Casey's salary is determined with reference to his responsibilities as Chief Executive Officer, his significant experience and the competitive marketplace for executive talent.

                  Report presented by the Human Resources Committee:

                  Dr. Michael Sopko (Chair), Mr. Joseph J. Heffernan and Mr. Kenneth Harrigan

..SHAREHOLDER RETURN FIVE-YEAR PERFORMANCE GRAPH

                  The chart below compares the yearly percentage change in the Corporation's cumulative total shareholder return on the Corporation's common shares (assuming all dividends were reinvested at the market price on the date of payment) against the cumulative total shareholder return of the S&P/TSX Composite Total Return Index for the five years commencing December 31, 1998 and ending December 31, 2003. For periods prior to October 23, 2002, the information below shows the performance of common shares of Co-Steel prior to the transaction with Gerdau S.A.

                              [PERFORMANCE GRAPH]

                           31-Dec-98   31-Dec-99   31-Dec-00   31-Dec-01   31-Dec-02   31-Dec-03
                           ---------   ---------   ---------   ---------   ---------   ---------
Gerdau Ameristeel          $  100.00   $  137.59   $   50.86   $   14.81   $   19.78   $   40.15

S&P/TSX  Composite Index   $  100.00   $  131.71   $  141.47   $  123.69   $  108.30   $  137.25

                       COMPENSATION OF EXECUTIVE OFFICERS

                  The tables and descriptive information set forth below are being furnished with respect to (i) the Corporation's Chief Executive Officer,
(ii) the Corporation's Chief Financial Officer, (iii) the four other most highly compensated executive officers of the Corporation whose salary and bonus earned during the financial year ended December 31, 2003 exceeded Cdn$100,000, and (iv) those persons who were not executive officers of the Corporation on December 31, 2003, because they left their position during the year but would have been among the most highly paid if they had been executive officers on December 31, 2003 (collectively the "Named Executive Officers"). Tables have been omitted where no compensation was earned by or awarded or paid to any of the Named Executive Officers.

SUMMARY COMPENSATION TABLE

                  The Summary Compensation Table details compensation information for the three financial years ended December 31, 2003, for the Named Executive Officers. The information includes: salary earned in each applicable year, incentive bonuses earned in each applicable year, annual compensation which represents amounts reimbursed for the payment of taxes, and all other compensation not reported elsewhere. In 2003 no options were granted to the Named Executive Officers and no options were exercised by the Named Executive Officers.

                                                 ANNUAL COMPENSATION                          LONG-TERM COMPENSATION AWARDS
                                                                                   SECURITIES                EXECUTIVE
                                                  CURRENCY OF                        UNDER                     STOCK
                                       FINANCIAL   PAYMENT &             ANNUAL     OPTIONS     LONG-TERM    PURCHASE    ALL OTHER
     NAME AND PRINCIPAL POSITION         YEAR     DISCLOSURE    SALARY   BONUS     GRANTED(#)  INCENTIVE(8)   PLAN(9)   COMPENSATION
PHILLIP E. CASEY(1)                      2003          $       369,450   112,554                 15,930                     19,471
President and Chief Executive Officer    2002                   67,500    21,104

TOM J. LANDA(2)                          2003          $       211,068    64,066                  4,472                      5,618
Vice-President, Finance,                 2002          $        38,210     3,718                  1,382                        643
Chief Financial Officer

ANDRE B. JOHANNPETER(3)                  2003         Cdn$     283,333
                                                       $        42,500                                                      32,693
Vice-President                           2002          $        22,288    27,982
Business Development

MICHAEL P. MUELLER (4)                   2003          $       241,428    73,175                                            12,451
Vice-President                           2002          $        43,513     4,196                                             1,719
Southeast Steel Mill Operations

PAULO B. VASCONCELLOS (5)                2003          $        60,972
Vice-President
Northeast Steel Mill Operations

GARRY A. LEACH (6)                       2003         Cdn$     292,352   261,939                 26,832
Vice-President                           2002         Cdn$      53,065    49,114                  4,475
MRM Special Sections

TERRY G. NEWMAN (7)
Former President and Chief               2003         Cdn$     192,501   161,563                379,775                  2,276,381
Executive Officer                        2002         Cdn$     552,025   161,563                379,775          276        38,066
                                         2001         Cdn$     550,000                                         7,137        45,486

(1) Mr. Casey became President and Chief Executive Officer of Gerdau Ameristeel on October 23, 2002.

(2) Mr. Landa became Vice-President and Chief Financial Officer of Gerdau Ameristeel effective October 23, 2002.

(3) Mr. Johannpeter became Vice-President and Chief Operating Officer, Canadian Operations on October 23, 2002 . Mr. Johannpeter's salary in 2002 was paid by Gerdau S.A. Andre Johannpeter became Vice-President Business Development effective November 1, 2003.

(4) Mr. Mueller became Vice President of Steel Operations effective October 23, 2002. Mr. Mueller became Vice President Southeast Steel Operations effective October 1, 2003.

(5) Mr. Vasconcellos became Vice President Northeast Steel Operations effective October 1, 2003.

(6) Mr. Leach became Vice-President MRM Special Sections effective October 23, 2002. Mr. Leach is retiring from the Corporation effective April 1, 2004.

(7) Prior to August 24, 1999, Mr. Newman was Senior Vice-President, Chief Operating Officer, North America, Co-Steel Inc. Mr. Newman became Vice-Chairman of the Corporation on October 23, 2002 and left the Corporation effective May 4, 2003. Other Compensation includes severance of $2,165,283.

(8) In the year ended December 31, 2003, payments under the long-term incentive plan to executive officers, other than Mr. Leach and Mr. Newman, were cash payments based on vested shares of phantom grants of either ADRs of Gerdau S.A. or GNA stock. Mr. Newman's long-term incentive payout for 2003 was part of his severance agreement. Mr. Leach's long-term incentive payout for 2003 represents phantom options granted in respect of ADRs of Gerdau S.A. For 2002, his long-term incentive payout represents phantom options granted in respect of the value of Gerdau Ameristeel MRM Special Sections Inc. (2,801) and in respect of ADRs of Gerdau S.A. (1,674).

(9) The Corporation's Executive Share Purchase Plan allowed executive officers to contribute 5% of the executive officer's salary to purchase common shares, with the Corporation matching the executive officer's contribution. The Corporation's portion of the Executive Share Purchase Program does not vest for a period of 5 years. This plan has been terminated.

                        OPTION/SAR GRANTS DURING THE MOST
                        RECENTLY COMPLETED FINANCIAL YEAR

                                                                                            MARKET VALUE OF
                                                    % OF TOTAL                           SECURITIES UNDERLYING
                           SECURITIES UNDER    OPTIONS/SARS GRANTED   EXERCISE OR BASE  OPTIONS/SARS ON THE DATE
                         OPTIONS/SARS GRANTED    TO EMPLOYEES IN           PRICE                OF GRANT             EXPIRATION
   NAME                          (#)              FINANCIAL YEAR        ($/SECURITY)          ($/SECURITY)              DATE
   ----                  --------------------  --------------------   ----------------  ------------------------     ----------
Phillip E. Casey                 --                    --                       --                  --                        --
Tom J. Landa                     --                    --                       --                  --                        --
Andre B. Johannpeter             --                    --                       --                  --                        --
Michael P. Mueller               --                    --                       --                  --                        --
Paulo B. Vasconcellos            --                    --                       --                  --                        --
Garry A. Leach(1)            26,832                    63%                 $  8.84            $   8.84             February 2010
Terry G. Newman                  --                    --                       --                  --                        --

(1) Grants in respect of ADRs of Gerdau S.A. vest as to 10% at the end of the first year after grant, as to 20% at the end of the next year, as to 30% at the end of the next year and as to 40% at the end of the fourth year.

       AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED
             FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

                           SECURITIES                                                            VALUE OF UNEXERCISED IN-THE-MONEY
                           ACQUIRED ON     AGGREGATE VALUE   UNEXERCISED OPTIONS/SARS AT FY-END        OPTIONS/SARS AT FY-END
                            EXERCISE          REALIZED                     (#)                                ($)
        NAME                  (#)               ($)             EXERCISABLE/UNEXERCISABLE           EXERCISABLE/UNEXERCISABLE
        ----               -----------     ---------------   ----------------------------------  ---------------------------------
Phillip E. Casey               --                --                        -- /--                              -- /--
Tom J. Landa(1)                --                --                    7,229 / 575,423                   12,484 / 1,054,549
Andre B. Johannpeter           --                --                        -- /--                              -- /--
Michael P. Mueller(1)          --                --                     -- / 576,558                       -- / 1,056,630
Paulo B. Vasconcellos          --                --                        -- /--                              -- /--
Garry A. Leach(2)              --                --                  (a) 30,319 / 14,751                      (a)-- /--
                                                                     (b) 24,355 / 36,030                (b) 336,082 / 474,800
Terry G. Newman                --                --                        -- /--                              -- /--

(1)  SARs granted under former AmeriSteel plan converted to Gerdau Ameristeel
     (GNA) common shares based on an exchange factor of 9.4617 GNA common shares for each AmeriSteel share. The price of the GNA's common shares on December 31, 2003 on the Toronto Stock Exchange was Cdn$4.69 ($3.63).

(2) Item (a) shows Mr. Leach's holding of phantom options granted in respect to shares of Gerdau Ameristeel MRM Special Sections Inc. ("MRM"). Item (b) shows Mr. Leach's holding of phantom options granted in respect of ADRs of Gerdau S.A. The price of the Gerdau S.A. ADRs on the New York Stock Exchange on December 31, 2003 was $20.22.

RETIREMENT PLANS

Mr. Casey

                  The table below sets forth the estimated annual benefits, payable as a single life annuity beginning at retirement at age 65, at various remuneration levels and for representative years of service at normal retirement date, under the tax qualified non-contributory defined benefit pension plan applicable to Mr. Casey (the "Retirement Plan").

                                                    YEARS OF SERVICE
                                 ----------------------------------------------------
FINAL AVERAGE COMPENSATION       20 YEARS   25 YEARS   30 YEARS   35 YEARS   40 YEARS
--------------------------       --------   --------   --------   --------   --------
100,000                          $ 25,372   $ 31,715   $ 38,057   $ 44,400   $ 49,400
150,000                            40,372     50,465     60,557     70,650     78,150
200,000                            55,372     69,215     83,057     96,900    106,900

                  Under the Retirement Plan, the compensation taken into account generally includes all salary, bonuses and other taxable compensation, subject to an annual compensation limit, which currently is $200,000. As of December 31, 2003, the final average compensation and years of credited service for Phillip
E. Casey for purposes of the Retirement Plan was $200,000 and ten years. The benefits under the Retirement Plan are not subject to any deduction for Social Security or other offset amounts.

Mr. Leach

                  Mr. Leach participates in the Pension Plan for Salaried Employees of the MRM Steel Division of Gerdau MRM Steel Inc. (the "Salaried Employees Plan"), and a supplementary pension plan. The supplementary plan effectively tops up the amount payable under the Salaried Employees Plan to the levels that would be available if the Income Tax Act did not impose a maximum.

                  The Salaried Employees Plan is a defined contribution plan. The employer matches each employee's contributions to the plan, all of which contributions are held in an account for the employee. The total contributions at the retirement date are used to purchase an annuity. The plan provides for a benefit commencing the first month after retirement, normally in the form of a monthly annuity for the longer of the employee's life and 10 years after the employee commences retirement. The estimated annual benefit payable to Mr. Leach under the Salaried Employees Plan is Cdn$60,312.

                  The supplementary pension plan provides for a monthly payment amount for 15 years following the date of retirement. The monthly benefit payable is the difference between: (a) the monthly benefit payable under the Salaried Employees Plan; and (b) the lesser of: (i) 2% of the monthly base salary at the time of retirement; and (ii) 60% of the average base salary for the three years immediately preceding retirement, divided by 12. The estimated annual amount payable to Mr. Leach under the supplementary plan is Cdn$126,688.

Mr. Newman

                  The Corporation provides pensions for Mr. Newman in excess of what is provided under the general pension plans that cover all employees. Mr. Newman has 17 years of service but will be credited with an additional three years which will entitle him to receive a pension commencing June 1, 2003 in the amount of Cdn$283,662. The pension benefit will be partially offset by a portion of the Canada Pension Plan benefit. The pension is increased annually after retirement by 80% of the annual percentage change in CPI, subject to a maximum increase of 4%. The normal form of retirement benefit for Mr. Newman is joint and survivor 60%. Upon death, monthly payments equal to 60% of the pension being paid continue to be made for life to the surviving spouse.

EMPLOYMENT AGREEMENTS

                  There are no employment contracts with any of the executive officers except as set forth below.

                  Mr. Newman's employment has been terminated and he has received a termination payment of Cdn$2,165,283 pursuant to his agreement.

                  Mr. Leach is retiring effective April 1, 2004. Mr. Leach has an employment agreement with Gerdau MRM Inc., which is now one of the Corporation's wholly-owned subsidiaries, Gerdau Ameristeel MRM Special Sections Inc. ("MRM"). Mr. Leach is also entitled to receive phantom options which track the value of MRM and the value of the shares of Gerdau S.A. Awards of phantom options are made by investing Mr. Leach's base salary on the date of grant. Mr. Leach's compensation also includes an annual bonus based on MRM's net income before taxes for such fiscal year. Mr. Leach participates in MRM's registered pension plan and is entitled to a supplemental pension. See "Retirement Plans". Mr. Leach's agreement contains non-competition and non-solicitation covenants which run for a minimum of 20 months and 3 years, respectively, following his employment.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

                  As of March 25, 2004, the aggregate indebtedness of all senior officers, directors and employees of the Corporation and all former officers, directors and employees of the Corporation made in connection with the purchase of securities of the Corporation was approximately Cdn$2.0 million. This indebtedness represents loans to executives pursuant to the Co-Steel Long-Term Incentive Plan (which has been terminated), which are secured by the common shares purchased with the loan proceeds and, in some cases, life insurance.

                  The indebtedness of any person who is, or at any time during the year ended December 31, 2003 was, a director, executive officer or senior officer of the Corporation entered into in connection with purchases of securities of the Corporation is shown in the table below:

                                                                                                           SECURITY FOR INDEBTEDNESS
                                   INVOLVEMENT OF THE         LARGEST AMOUNT         AMOUNT OUTSTANDING      (COMMON SHARES OF THE
                                      CORPORATION         OUTSTANDING DURING 2003   AS AT MARCH 25, 2004          CORPORATION)
                                   ------------------     -----------------------   --------------------   -------------------------
TERRY G. NEWMAN                   Loan from Corporation          Cdn$732,200            Cdn$732,200                 55,899
Former President and
Chief Executive Officer

MATTHEW C. YEATMAN                Loan from Corporation           Cdn$49,560             Cdn$49,560                  8,400
Vice President, Canadian Scrap
Operations

COMPENSATION OF DIRECTORS

                  Non-executive directors are currently paid an annual retainer of Cdn$25,000, a fee of Cdn$1,500 per board and committee meeting and an annual retainer of Cdn$5,000 for any director who acts as chairman of a committee. Directors are also reimbursed for their reasonable expenses incurred to attend meetings.

                  Directors have the opportunity to receive remuneration in deferred share units in lieu of cash. A deferred share unit is a bookkeeping entry equivalent to the market value of the Corporation's common shares, which is credited to an account maintained for each director until retirement from the board. The following table shows the deferred share units granted in 2003 to the directors, as well as their aggregate number of units held by each director and their value on December 31, 2003. Directors who do not hold units have been excluded from the table.

                       DEFERRED SHARE UNITS GRANTED     AGGREGATE NUMBER OF UNITS HELD ON
     DIRECTOR               DURING FISCAL 2003                  DECEMBER 31, 2003             Year End Value(1)
     --------          ----------------------------     ---------------------------------     ----------------
Kenneth W. Harrigan                 --                                 5,460                     Cdn$ 25,607

Joseph J. Heffernan              3,731                                22,799                    Cdn$ 106,927

J. Spencer Lanthier                 --                                 5,683                     Cdn$ 26,653

--------------
(1) Based on the closing price on the Toronto Stock Exchange on December 31, 2003 of Cdn$4.69.

                  None of the executive officers of Gerdau Ameristeel received compensation for services rendered to or on behalf of the Corporation in his capacity as a director for the most recently completed fiscal year.

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

                  The Toronto Stock Exchange Committee on Corporate Governance in Canada has issued guidelines for effective corporate governance (the "TSX guidelines"). The Toronto Stock Exchange requires each listed corporation to disclose its approach to corporate governance with reference to the guidelines on an annual basis. This statement is designed to address this requirement.

COMPOSITION OF THE BOARD

                  The TSX guidelines recommend that a majority of the directors of a corporation be "unrelated". An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with a director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director.

                  The Corporation's board of directors is currently comprised of nine individuals, seven of whom are unrelated. Two directors are related directors: Mr. Phillip Casey and Mr. Andre Bier Johannpeter are related directors because they are officers of the Corporation. The remaining seven directors are unrelated as none of them are currently, or have been within the last three years, an officer or employee of or material service provider to the Corporation or any of its subsidiaries, and none of them is an officer, employee or controlling shareholder of an entity that has a material business relationship with the Corporation. Accordingly, the Corporation satisfies the recommendation in the TSX guidelines that a majority of its directors be unrelated directors.

                  The TSX guidelines also recommend that if a corporation has a "significant shareholder", in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder (the "independent directors") which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.

                  Gerdau Steel Inc. is a significant shareholder of the Corporation for the purposes of the TSX guidelines, as it holds common shares representing 68.60% of the votes for the election of the board of directors of the Corporation. Five of the nine members of the Corporation's board, Messrs. Harrigan, Heffernan, Lanthier, Scace and Sopko, do not have interests in or relationships with either the Corporation or Gerdau Steel Inc. The remaining four directors are not independent directors, as they are either current or former officers of the Corporation or are directors or officers of Gerdau Steel Inc. or its upstream affiliates. Accordingly, the majority of independent directors on the board more than fairly reflects the investment in the Corporation by shareholders other than Gerdau Steel Inc.

                  Gerdau Steel Inc. agreed, in the Transaction Agreement relating to the merger of Gerdau's North American operations with Co-Steel Inc., that until October 2006 a majority of the directors of the Corporation will be independent directors.

ENGAGEMENT OF EXTERNAL ADVISERS

                  The TSX guidelines recommend that a system be established for directors to engage external advisers at the expense of corporations in appropriate circumstances.

                  The Corporation, through the Corporate Governance Committee, has established a system for directors to retain outside advisers. External advisers may be engaged by either individual directors, the Human Resources Committee or the Safety, Health and Environmental Committee.

                  The engagement of an external adviser, the terms of the retainer and the fees paid are approved by the Corporate Governance Committee. The Chairman of the Corporate Governance Committee also advises the Chief Executive Officer of the Corporation of any engagement of an external adviser and the terms of the retainer.

THE ROLE OF THE BOARD

                  The board of directors meets on a quarterly basis to review the performance of the Corporation and guide the Corporation's strategic direction. Additional meetings are scheduled as required to address specific issues or major transactions.

                  A strategic review of the Corporation's business is undertaken by the board of directors annually when management's plans (including capital expenditures) are reviewed. Other functions of the board of directors include:

- reviewing and approving all significant financings, acquisitions, divestitures, and other material transactions;

- identifying and discussing the principal risks associated with the Corporation's business;

- maintaining the Corporation's corporate integrity by reviewing regulatory compliance (including environmental issues) and ensuring that the Corporation deals fairly with all of its stakeholders;

- reviewing and approving the reports of the Corporation's annual and quarterly financial results;

- reviewing technology, productivity and efficiency issues regarding the business of the Corporation;

- reviewing the dividend policy of the Corporation and declaring dividends;

- reviewing the skills and development of senior management of the Corporation;

-        selecting committees from its own members to address specific issues.

                  The board of directors has delegated routine communications to shareholders and the investment community to management. All other public communications are considered and reviewed by the board of directors.

COMMITTEES OF THE BOARD

                  In order to discharge effectively its responsibilities, the board of directors has established four committees: Corporate Governance Committee, Audit Committee, Human Resources Committee and Safety, Health and Environmental Committee. All members of all the committees, other than the Safety, Health and Environmental Committee, are independent directors. The Safety, Health and Environmental Committee has three directors, one of whom is independent.

CORPORATE GOVERNANCE COMMITTEE

                  The Corporate Governance Committee is presently comprised of Mr. Joseph Heffernan (Chair) and Mr. Arthur Scace. The mandate of this committee includes the following:

- developing the Corporation's approach to corporate governance and recommending to the board of directors corporate governance principles to be followed by the Corporation;

-        identifying and proposing new nominees to the board of directors;

- assessing on an annual basis the effectiveness of the board of directors, its committees and the contributions of the individual directors to each;

- examining the size of the board of directors and recommending a board size that facilitates effective decision-making;

- considering management succession issues and recommending to the Chairman policies and principles for the selection and performance review of the Chief Executive Officer and other members of senior management;

- recommending an orientation program for new members to the board of directors to familiarize them with the Corporation;

- creating and reviewing written mandates for the board of directors and its committees;

- establishing a system for individual directors to engage outside advisers when required; and

-        determining the compensation of directors.

                  The Corporate Governance Committee has also been granted the authority to recommend such other initiatives as are needed to help the board of directors address corporate governance issues.

AUDIT COMMITTEE

                  The Audit Committee is presently comprised of Mr. Spencer Lanthier (Chair), Mr. Kenneth Harrigan and Mr. Arthur Scace. All members of the Audit Committee are required to be financially literate and at least one member of the Committee shall be a "financial expert" as such term is defined by the U.S. Securities and Exchange Commission. The board has determined that J. Spencer Lanthier is an "audit committee financial expert". The mandate of the Audit Committee includes the following:

- appointing and reviewing the terms of engagement of the Corporation's external auditors;

-        ensuring the independence of the external auditors;

- approving all audit and non-audit services performed for the Corporation by the external auditors;

- reviewing internal controls, financial reporting policies and procedures and the performance of the external auditors;

- reviewing with management and the external auditors the Corporation's annual and quarterly financial statements, the management's discussion and analysis related thereto, and earnings press releases, in each case prior to their approval by the board of directors; and

- discussing specific financial reporting and other issues as they arise with management and the external auditors.

         The Audit Committee has established a policy of preapproving all auditing services and non-audit services to be performed for the Corporation by its external auditors, and the Committee shall not engage the external auditors to perform those specific non-audit services proscribed by law or regulation. The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant preapprovals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant preapprovals shall be presented to the full Committee at its next scheduled meeting.

         On a quarterly basis, the Audit Committee meets separately with the external auditors without management being present and meets separately with management without the external auditors being present.

HUMAN RESOURCES COMMITTEE

                  The Human Resources Committee is comprised of Dr. Michael Sopko (Chair), Mr. Joseph Heffernan and Mr. Kenneth Harrigan. This committee oversees the Corporation's executive compensation program, including the incentive programs for senior personnel, oversees employee pension and benefit arrangements and administers the Corporation's incentive programs.

SAFETY, HEALTH AND ENVIRONMENTAL COMMITTEE

                  The Safety, Health and Environmental Committee is comprised of Mr. Phillip Casey, Dr. Michael Sopko and Mr. Andre Bier Johannpeter. This committee oversees the Corporation's safety, health and environmental programs and reports on those matters to the board of directors. This committee is responsible for, among other things, ensuring that bi-annual audits are conducted at each of the Corporation's facilities to review environmental, health and safety performance, regulatory compliance and associated risks to the business.

FUNCTIONING OF THE BOARD INDEPENDENT OF MANAGEMENT

                  The TSX guidelines suggest that every board should have in place appropriate structures and procedures to ensure that the board can function independently of management. The TSX guidelines suggest that corporations appoint a chairman of the board who is not a member of management with responsibility to ensure that the board discharges its responsibilities or that a committee of the board be assigned this responsibility. Jorge Gerdau Johannpeter, an unrelated director, serves as the Corporation's non-management Chairman of the board. In addition, the independent directors meet in camera following each directors' meeting.

                  While there is no formal written job description for the Corporation's Chief Executive Officer, the Human Resources Committee and the board of directors regularly discuss the performance of the Corporation's senior executives in achieving the Corporation's strategic goals.

                  Report presented by the Corporate Governance Committee.

                  DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

                  The Corporation provides directors and officers liability insurance with a policy limit of $30 million in each policy year, with no deductible for directors and officers and a deductible of $500,000 for the Corporation. In addition, the Corporation provides employment practice liability insurance with a policy limit of $3 million. The total annual premiums for the policies are $278,000 which is paid in full by the Corporation.

                 INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

                  In January and February 2003, wholly-owned subsidiaries of Gerdau S.A. made loans totaling $30 million to Gerdau Ameristeel subsidiaries to increase liquidity within the group. The loans were subsequently repaid with the proceeds of the offering of the 10 3/8% Senior Notes due 2011 issued June 27, 2003.

                  An indirect wholly-owned subsidiary of Gerdau S.A. bought $35.0 million aggregate principal amount of the 10 3/8% Senior Notes due 2011 issued June 27, 2003.

         ANNUAL REPORT, FINANCIAL STATEMENTS AND ANNUAL INFORMATION FORM

                  The annual report and consolidated financial statements of Gerdau Ameristeel for the financial year ended December 31, 2003, will be placed before the meeting but shareholders will not be asked to vote thereon.

                  Copies of Gerdau Ameristeel's latest annual information form (together with the documents incorporated therein by reference), the comparative financial statements of Gerdau Ameristeel for 2003, together with the report of the auditors thereon, management's discussion and analysis of Gerdau Ameristeel's financial condition and results of operations for 2003, the interim financial statements of Gerdau Ameristeel for periods subsequent to the end of Gerdau Ameristeel's last fiscal year and this circular are available upon request from the Secretary of Gerdau Ameristeel without charge to the security holders of the Corporation.

                               DIRECTORS' APPROVAL

The contents of this circular and its sending to shareholders of the Corporation have been approved by the directors of the Corporation.

                                    By Order of the Board of Directors

                                    /s/ Tom J. Landa
                                        Vice President, Finance, Chief Financial
                                        Officer and Secretary

Tampa, Florida
March 25, 2004